Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 19, 2008

VIA EDGAR AND FEDEX

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	ProLink Holdings Corp. Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed May 15, 2008 File No. 0-25007

Dear Mr. Kronforst:

On behalf of ProLink Holdings Corp. (the “Company” or “ProLink”), we respond as follows to the Staff’s legal comments dated July 8, 2008 relating to the above-captioned Form 10-KSB and Form 10-Q (the “Comment Letter”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Form 10-KSB Filed for the Fiscal Year Ended December 31, 2007

Item 6. Management’s Discussion and Analysis or Plan of Operation

System Sales, page 23

1.
We have read your response to prior comment number 1 and we do not agree with your analysis. Considering the magnitude of your international sales and the significance of losing those sales, we do not believe that it was sufficient for your disclosures to focus primarily on total revenues. In the future, expand your disclosures significantly regarding this matter and other material changes to your business that may not significantly affect line-item totals, but materially change the composition of those line items.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

Response:

ProLink acknowledges your comment and in response to the termination of its international distributor (Elumina) ProLink has made additional disclosures in the Management’s Discussion and Analysis portion of its Form 10-Q filing for the period ended June 30, 2008. Specifically, ProLink disclosed the volume of sales generated through Elumina in the prior interim period, the international sales in the current interim period, and their activity in identifying and engaging new international distributors in France, Spain and Portugal.

Also, in contemplation of your comment, in the future, ProLink will be sensitive to expanding its disclosures to address material changes to their business that may not significantly effect line-item totals, but materially change the composition of those line items. Such disclosures will be undertaken whether such effects are beneficial or detrimental to the operating results of its business.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

2.	We have read your response to prior comment number 2. Please provide us with the following:

A.	Describe the payment terms and any changes to those terms over the course of the NCC agreements;

B.	Provide us with an analysis showing whether the payment terms were complied with for these arrangements since 2006. This analysis should show when amounts were recognized, due and paid;

C.
Explain to us how each revenue recognition criterion was evaluated and met for service revenue recognized since 2006. In particular, we are interested in how you evaluated whether the fees were fixed or determinable and collectible; and

D.	Describe the circumstances that led you to transfer a portion of the NCC receivables to long-term assets and cease recording revenue prior to collection.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

Response:

To further clarify ProLink’s transactions with National City Capital Corp. (NCC) and their prior response to comment number 2 in your letter dated May 20, 2008, ProLink submits the following:

In response to Comment 2.A., ProLink had two basic dealings with NCC. In the first, and most common instance, which ProLink identifies as the “fixed lease arrangement”, NCC provided the financing for a golf course to acquire ProLink’s system. ProLink, would contract directly with the golf course to provide monthly service at a fixed fee. (Please note that this is a maintenance contract for damages to VDU’s, generally caused by golfers or weather, and not a software maintenance contract.) This fee was typically, at that time, approximately $700 per month. Based on historical activity there has been no material issue in the collections of these monthly fees. The revenue from these fees in 2006 on courses where ProLink’s equipment was financed by NCC was approximately $721,000, which fees had been entirely collected by the year end. ProLink has periodically adjusted its monthly service charge and is currently charging approximately $900 per month on new contracts in 2008.

The second form of business was “Pay for Play”. Under the Pay 4 Play (P4P) arrangement, NCC would finance the purchase of the system for a golf course. However, instead of a fixed monthly lease charge, NCC would receive a fee based on the number of rounds played at a rate (typically $3.50 to $4.00 per round) negotiated between NCC and the golf course. ProLink would again contract with the golf course to provide maintenance services on the equipment. However, ProLink’s maintenance fee was now to be remitted through NCC, and was based on a per round fee of $0.25 per round. This amount did not change during the term of the contract. This in essence made NCC a collection agent for ProLink.

As ProLink discussed in its prior response, all remittances on P4P contracts were received by NCC who, pursuant to an agreement with ProLink, would apply the proceeds first against their debt service and fees, then into a reserve account equal to 10% of the total debt outstanding on the pool of P4P transactions, then to ProLink for their service fees, and any remainder would be shared.

In response to Comment 2.B., as it relates to ProLink’s “fixed lease arrangements”, the fees are typically recognized in the month the service is provided. It should be noted that some golf courses, which close for the winter, may have a weighted billing reflecting the heavier usage in the summer months. Invoices are generated monthly and are typically due within 30 days of receipt. As ProLink discussed above, with the exception of the occasional bad debt, there have been no significant collection problems on fixed lease arrangements. The $721,000 in billings for the year ended December 31, 2006 was fully collected.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

For the P4P fees in 2006, these fees are monitored and recognized on a monthly basis. As ProLink is able to communicate directly with the golf course systems through the internet, ProLink is aware of the number of rounds played, and therefore, the exact amount owed for its P4P service contracts. As discussed above, the fees were due through NCC, the collection agent. ProLink was in communication with the representatives of NCC and through its knowledge of the rounds played and the fees owed to NCC ProLink was able to monitor the status of the funding of the reserve account and the anticipated future cash flow. ProLink did not anticipate any direct cash flow until such time as the reserve requirements had been met. As a result, ProLink recognized $281,000 in service revenues from these P4P transactions with NCC in 2006, which the Company did not deem to be a significant source of revenue. (See additional discussion in the response to comment 2.D. on collections)

In response to Comment 2.C., ProLink believes that at all times since 2006 they have carefully applied the Standards of SAB 104 relating to Revenue Recognition. The standard requires the following:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

The “persuasive evidence of an arrangement” is supported by the fact that every transaction is driven by a written contract, whether it is a fixed lease arrangement or P4P. Delivery has occurred as ProLink has performed the maintenance services required pursuant to the contracts, and have continued to service the P4P contracts even after collectibility has been questioned. The price has been fixed pursuant to the terms of the contract, and in the case of P4P contracts, is further determinable by ProLink’s ability to monitor the exact number of rounds played. As to collectibility, ProLink believes collectibility was reasonably assured due to the determination of the creditworthiness of the individual golf courses. This has been borne out in the case of ProLink’s fixed lease arrangements as the Company does not believe they have had any unanticipated delinquency rates. In the case of the P4P arrangement with NCC, as ProLink will discuss in the response to Comment 2.D. below, ProLink has reached a stage where they contend that the reserve pool requirement had been met and that the excess funds are due to them pursuant to the contract. NCC is in breach of the contract in ProLink’s estimation. However, since ProLink ceased doing any new P4P contracts in 2005, NCC has not been highly motivated to resolve this issue. (See further discussions below).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

In response to Comment 2.D., the only division between current and long term was applied to the service revenues due under the P4P arrangements. This was done in contemplation of the fact that ProLink’s cash flow was to be received only after reserve pool requirements had been met. Once ProLink believed the reserve pool requirements had been met they encountered difficulties collecting funds from NCC, as they wanted to increase the reserve pool requirement. Currently, ProLink continues to negotiate with NCC, but continues to encounter various difficulties. NCC has claimed unsupportable charges have been incurred by them in their administration of the contracts, collection problems and other issues. ProLink has continued to service the contracts they have with the golf courses but has suspended revenue recognition since December 31, 2006 due to these issues with NCC. However, ProLink believes at the inception of these contracts, that collection appeared to be reasonably assured based on its experience of monitoring the rounds played and the revenues earned by NCC. ProLink was also informed by NCC, in most instances, of their collections. These collections appeared to be adequate for the Company to believe the ultimate payment was reasonably assured. ProLink still believes this, evidenced by the fact that they are still incurring the cost to service the contracts. ProLink will continue collection efforts but have suspended any revenue recognition at this time.

Revenue Recognition, page F-9

3.	Please explain to us why you do not believe that SOP 97-2 applies to any of your transactions.

Response:

SOP 97-2, paragraph 2 states, “This SOP provides guidance on when revenue should be recognized and in what amount for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental to the product or services as a whole. Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed.”

ProLink believes that the software is incidental to their product and does not believe, therefore, that SOP 97-2 applies to its transactions for the following reasons.

(a)
Although the software may be necessary to the operation of its GPS system, the software itself is not the focus of their marketing efforts, nor do they sell the software separately. Marketing efforts at that time were primarily focused on the ability of the golf course to monitor and better manage play on the course. Thereby, increasing the amount of rounds available and maximizing revenue for the course.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

(b)
ProLink provides no post contract customer support. At the time a golf course purchases the system, ProLink programs their course layout into the CPU, which already contains the GPS operational software. This constitutes all of their software support and is performed prior to installation. Should the client change their course layout at a later date they would need to contract with us, for a separate service and a new fee, to program in the new layout.

(c)
ProLink installs software onto its GPS systems at the inception of a lease in order to run the GPS technology and provide the golf course layout. The costs for the development of the software that are within the scope of FASB Statement No. 86, Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed are insignificant relative to the cost of the system. As such, they have no capitalized software development costs. ProLink has paid a license fee for the right to use the GPS technology, but this is deemed to be an incidental expense in relation to the overall cost of the system, which includes the various video display units, the central processing unit, antennas and radio equipment, installation hardware and brackets, etc.

ProLink acknowledges the Staff’s comment. In response to the Staff’s comment ProLink will revise its revenue recognition disclosure in future filings to clarify that the software on its GPS systems is incidental and as such, the provisions of SOP 97-2 do not apply.

4.
Please explain to us how you meet the criteria for sales-type lease recognition. In addition, tell us how you comply with the disclosure requirement of SFAS 13. Refer to paragraphs 7, 8, and 23 of the standard for your response.

Response:

In order to meet the criteria for sales-type lease recognition, paragraph 6 of SFAS 13 requires that a sales-type lease be one that gives rise to a dealer’s profit (or loss) to the lessor and meets one or more of the criteria in paragraph 7 and both of the criteria in paragraph 8. ProLink’s leases meet the criteria of SFAS 13 paragraph 7d and both criteria of paragraph 8 and as such, are sales-type leases. Paragraph 7d states the present value at the beginning of the lease term of the minimum lease payment equals or exceeds 90 percent of the fair value of the leased property to the lessor at the inception of the lease. A typical outright cash sale transaction on a new ProStar, 72 cart, golf course yields proceeds to the Company of approximately $155,000. If ProLink arranges a lease contract with the golf course operator it is their intention from the time that they enter into the contract to sell the contract to a third party leasing company, without recourse or material repurchase obligations. Historically, this has taken no longer than 90 days. The proceeds that the Company receives upon assignment of the contract provide a cash receipt equivalent to the original cash sale price ($155,000). Therefore, the present value of the lease payment ProLink receives exceeds 90 percent of the fair value of the property at the inception of the lease. The fair value of the property is determined as ProLink’s normal selling price when systems are sold at arms-length transactions to unrelated parties for cash as required by paragraph 5c(1) of SFAS 13.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

SFAS 13, Paragraph 8a states, “Collectibility of the minimum lease payments is reasonably predictable.” Each lease is an unconditional obligation to pay a clearly defined minimum lease payment that is a fixed payment and non-cancelable without rights of withholding, set-offs, or reductions for any reason, for the full term of the lease. Further, each lease is placed with an independent, third party leasing company. The credit worthiness of the golf course is reviewed by both ProLink and the leasing company to determine that payment is reasonably assured.

SFAS 13, Paragraph 8b states, “No important uncertainties surround the amount of un-reimbursable costs yet to be incurred by the lessor under the lease.” Typically, ProLink has no additional costs to be incurred after the inception of the lease. The Company does not recognize a lease until the equipment is delivered, installed and accepted by the customer and provides no guarantee of performance other than customary product warranties, which would be the responsibility of the third party manufacturer.

As to the disclosure provisions contained in paragraph 23 of SFAS 13, since it is ProLink’s policy to assign the lease to an independent third party leasing company either at, or shortly after the lease inception the Company has had no material disclosures to make in regards to any leases being carried on its books at a period end. However, ProLink acknowledges your comment and in the future will provide the disclosures in regards to any leases still carried on its books at a period end as well as the ultimate disposition and transfer of the lease.

5.	We have read your response to prior comment number 4. Please provide us with the following:

A.
Describe Elumina’s business since 2006. As part of your response, tell us if Elumina’s operations were dedicated to serving any significant customers other than ProLink during 2006 and 2007. In addition, provide us with your understanding of Elumina’s capitalization. In this regard, it is unclear to us whether Elumina would have needed to collect cash from its customers in order to pay you. If their business relied on ProLink to a substantial extent and/or was thinly capitalized, it may not have been appropriate to record revenue upon shipment;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

B.	Provide us with a schedule that shows sales to Elumina, due dates, and collection during 2007; and

C.	Explain to us why you believe that EXIM export insurance was relevant for purposes of our comment regarding revenue recognition.

Response:

A.
Elumina was the distributor for ProLink products in multiple markets in Europe and Asia. To the best of their knowledge, similar to ProLink’s business, Elumina had multiple product lines and revenue streams. Potentially they had other significant products and supplier, but all ProLink can assert is that Elumina did have other lines they sold. Elumina sold ProLink’s products to third-party leasing companies, on a non-recourse basis, who then leased the equipment to golf courses in their territories. Financing was provided by these entities. In addition, Elumina provided service and support to their installed customer base on a fee basis. Elumina’s third revenue channel was generated from the sale of advertising, broadcast on equipment installed on the courses. In 2007, Elumina informed the Company that advertising revenue represented approximately 20% of Elumina’s total revenue. Their projection, as provided to ProLink by Elumina for 2008, was between 25% and 30% of total revenues to be from advertising fees. Throughout their relationship, which commenced in late 2004 and through August, 2007, Elumina paid all of their invoices within acceptable credit terms established by the Company (see discussion in item 5.B. below). The financial reports provided to ProLink and representations made by them, gave the Company reason to believe that the group of companies that made up Elumina had more than sufficient capital to fund their growth. Nothing came to ProLink’s attention throughout its association to cause them to believe that Elumina was thinly capitalized.

As evidence of Elumina’s credit worthiness, they had a zero accounts receivable balance with ProLink as of January 23, 2007, after having done over $9 million dollars of business with the Company in the prior two years. The Company’s communications and credit checks with lenders and various vendors provided ProLink the comfort to extend them credit terms. The collection of accounts receivable from the sale of equipment to Elumina’s customers was a component of Elumina’s ability to pay their obligations; however, it was not their only, and potentially not their primary, source of revenue. The objective of Elumina throughout 2006, 2007 and going forward was to grow the advertising revenue stream to represent in excess of 70% of Elumina’s total revenue. Their business plan was to focus on providing the business continuing cash streams and granting it independence from the cash stream fluctuations and swings inherent in selling large equipment packages.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

In summation, it was ProLink’s understanding that Elumina was deriving a substantial portion of their revenues from advertising and service on their installed customer base VDU systems. This is one of the reasons why ProLink was considering acquiring Elumina and was one of the driving forces in causing ProLink to explore advertising revenue potential in their own installed customer base. At no time did ProLink believe that Elumina had any liquidity issues.

B.
ProLink had a history since early 2005 of receiving prompt payment on its sales to Elumina. Examination of the accounts receivable aging schedule below will show that the majority of payments were made within contract terms, until 2007. Elumina did not cease making prompt payments until such time as ProLink had entered into negotiations to acquire Elumina, which commenced in the second quarter of 2007. ProLink speculates that Elumina withheld the funds owed to ProLink believing that the cash or receivables of Elumina at closing would be sufficient to offset any outstanding balance with ProLink. ProLink, through its internet connection to all of Elumina’s customer’s system, was able to verify that substantially all of the product sold to Elumina was installed at the golf courses and knew that the inventory position was negligible. However, the Company further speculates that since the relationship has since soured, Elumina has no intention of paying ProLink’s outstanding invoices and ProLink has commenced various collection actions.

					Accounts Receivable Aging
	Beginning Balance	Purchases	Payments Credits	Ending Balance	Not Yet Due	0-30	31-60	61-90
2005		1,900,000.00	(1,898,660.00)	1,340.00	-	-	-	-
Q1/2006	1,340.00	1,965,499.63	(381,565.00)	1,585,274.63	990,100.00	576,171.00	19,004.00	-
Q2,2006	1,585,274.63	3,192,186.50	(2,911,805.68)	1,865,655.45	1,702,213.00	163,442.00	-	-
Q3,2006	1,865,655.45	1,563,488.67	(1,974,573.67)	1,454,570.45	1,077,000.00	377,570.00	-	-
Q4,2006	1,454,570.45	268,032.20	(1,206,189.40)	516,413.25	5,587.00	64,894.00	1,551.00	444,381.00
Q1,2007	516,413.25	2,901,725.88	(725,729.84)	2,692,409.29	1,931,495.00	760,914.00	-	-
Q2,2007	2,692,409.29	1,950,448.70	(1,167,177.08)	3,475,680.91	1,946,105.00	1,167.00	207.00	1,528,202.00
Q3,2007	3,475,680.91	2,564,117.40	(1,877,117.40)	4,162,680.91	1,802,617.00	225,000.00	-	2,135,064.00
Q4,2007	4,162,680.91	386,024.77	(5,000.00)	4,543,705.68	349,025.00	37,000.00	-	4,157,681.00

In summation, sales to Elumina in 2005 were $1.9 million with an accounts receivable balance as of December 31, 2005 of $1,340. Sales to Elumina in 2006 were $6,989,208, with an accounts receivable balance as of December 31, 2006 of $516,413. The balance outstanding as of December 31, 2006 was paid in full by January 23, 2007. Based on ProLink’s activity with Elumina in 2005 and 2006 they had no collection problems on their receivables. In the second quarter of 2007, ProLink commenced serious negotiations to acquire Elumina. This eventually led to a filing of a definitive acquisition agreement on Form 8-K on September 20, 2007. During the period of these negotiations the principals of Elumina retained a significant portion of the trade payments owed to ProLink. However, this did not cause ProLink undue concern as the monies owed to ProLink were more than adequately supported by either cash or accounts receivable of Elumina which ProLink would assume at closing in accordance with the definitive acquisition agreement. In addition, the value being tendered at closing to the principals under the anticipated purchase price would greatly exceed the funds retained by them. By the end of 2007, the relationship had ceased and the accounts receivable balance was fully reserved as a bad debt.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

C.
The purchase of the EXIM insurance policy was part of the requirements of ProLink’s agreements with its lending and banking sources. The EXIM insurance policy does not directly affect revenue recognition policy. It was mentioned in ProLink’s response only in regards to its gratuitous discussion on the extension of credit to a foreign company and their overall creditworthiness. The issuance of the $1,000,000 insurance policy reinforced ProLink’s belief in Elumina’s creditworthiness.

Interest in Residual Lease Equipment, page F-10

6.
Tell us how you determined the fair value of the residual interests in leased equipment acquired in both fiscal 2006 and 2007. Address the accounting literature you are following in accounting for these acquired interests.

Response:

ProLink determined the fair value of the residual interest in the leased equipment using an analytical approach. This approach is based on its experience in selling used systems and the market price that the Company is able to attain versus new system sales. ProLink uses this as a benchmark to then deduct costs of refurbishing used systems for resale. They further reduce the residual value for an expected profit margin at the time the certified pre-owned system is sold. This profit margin is based on the profit margin that they anticipate from new system sales, which is approximately 50%.

This analysis is done annually on both the GameStar and ProStar systems. Based on the Company’s experience from 2005 through 2008 ProLink has increased the residual value reported on these units prospectively, once in 2006. Based on the current sales activity and the number of units that they have in inventory ProLink does not anticipate any impairment issue in its residual values. The Company has further analyzed the number of units they expect to receive from expiring leases over the next several years and based upon its anticipated sales activity, which is extrapolated from the ability to currently place certified pre-owned systems, ProLink does not foresee any problems in either, renewing the lease for these systems with their existing customers, or placing these units into new installations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

The Company’s accounting for these residual values is based on FASB Technical Bulletin 86-2, Accounting for an Interest in the Residual Value of a Leased Asset: Acquired by a Third Party or Retained by a Lessor That Sells the Related Minimum Rental Payments. The Company believes that this is appropriate for the circumstances. ProLink had previously acquired lease residual rights from third party leasing companies under several contracts that it entered into in 2005 and 2006. Under its standard contract situations they consistently sell the related cash streams from the lease to independent third party leasing companies and retain the lease residual value. This method of doing business is far more prevalent in ProLink’s business model.

Further, in regards to ProLink’s accounting for the residual value the Company follows the guidance in FTB 86-2, question 5 and response 6, which requires that the residual value not be accreted during the term of the lease and, if there is any impairment in the residual value that it be immediately recognized and not increased for any subsequent gains in value.

Form 10-Q Filed for the Period Ended March 31, 2008

Note 14. Sales and Marketing and Financing Agreements

E-Z-Go Sales and Marketing Agreement, pages 16-17

7.
You indicated that you have recognized $864,000 in fees in conjunction with transactions with E-Z-Go. Provide us with the history of these fees. As part of your response, tell us how and when these fees were recognized as revenue and explain why you believe such revenue recognition was appropriate.

Response:

For the year ended December 31, 2005 and prior, ProLink recognized total service revenues of $445,000. For the year ended December 31, 2006 the Company recognized total service revenues of $419,000. These contracts, much the same as the NCC P4P contracts (discussed in response to comment #2 above) were for providing maintenance services to golf courses which E-Z-Go had under contract on a P4P basis. Once again, ProLink had structured the payments to be collected by E-Z-Go and to be remitted to us only after certain goals had been met by E-Z-Go. ProLink believes that the service revenue was properly recognized under these contracts for the same reasons enumerated in its response to comment #2.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mark Kronforst, Accounting Branch Chief
Securities and Exchange Commission
August 19, 2008

To clarify the relationship between NCC and E-Z-Go, E-Z-Go is the largest manufacturer of golf carts in the world. E-Z-Go had originated the concept of the P4P contracts with the golf courses. However, E-Z-Go, a division of Textron, decided they did not want to be providing the financing for the courses. Therefore, E-Z-Go introduced NCC into the transaction as a third party finance company. E-Z-Go even provided NCC a limited guarantee on the performance of the P4P contracts. As such, E-Z-Go was aware of NCC’s actions in holding the remittance for the service payments to ProLink, and responded in a like manner.

Again, in latter 2006, ProLink was informed by E-Z-Go that they believed their cost of administration gave them a claim that superseded the Company’s right for payment for performing maintenance under the contracts. ProLink continues to service the contracts to this day in the belief that a favorable outcome can be reached and that they will be compensated for their services. However, in light of E-Z-Go’s claim of additional administrative costs ProLink suspended revenue recognition on these contracts since December 31, 2006, which they deemed to be a reasonable and prudent action. The Company is continuing negotiations with E-Z-Go, but to date, have reached no final resolution.

Closing Comments

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely, /s/ Todd E. Mason Todd E. Mason